MADISON WILLIAMS AND COMPANY, LLC

April 21, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China Jo-Jo Drugstores, Inc.
Registration Statement on Form S-1
File No. 333-163879

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Madison Williams and Company, LLC joins the request of China Jo-Jo Drugstores, Inc. (the “Company”), that the effective date of the Registration Statement referred to above be accelerated so as to permit it to become effective at 9:00 a.m., Eastern Time, on Thursday, April 22, 2010, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between April 6, 2010 and the date hereof, 690 copies of the Preliminary Prospectus, dated April 6, 2010 have been distributed as follows:

Sent to Underwriters	400
Sent to Dealers	50
Sent to Institutional Investors	240
Sent to Others	0
Total:	690

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MADISON WILLIAMS AND COMPANY, LLC

By: /s/ GREGG MOCKENHAUPT
      Gregg Mockenhaupt
      Managing Director